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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               COMMISSION FILE NUMBER: 000-33343


(Check one):     [X] Form 10-K and Form 10-KSB
                 [ ] Form 20-F
                 [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB
                 [ ] Form N-SAR

For Period Ended:  December 31, 2003
                   -----------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

                         Part I - Registrant Information

        Full Name of Registrant:   Aquis Communications Group, Inc.
                                   --------------------------------
        Former Name if Applicable:
                                     ------------------------------

        1719A Route 10, Suite 300
        -------------------------

        Address of Principal Executive Office (Street and Number)

        Parsippany, New Jersey  07054
        -----------------------------
        City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form
                N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]   (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Form 10K cannot be filed within the prescribed time period without unreasonable effort and expense because it was unable to complete the review and analysis of the extent to which the carrying value of the Company's assets must be written down in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          D. Brian Plunkett             (973)                  560-8000
          -----------------             -----                  --------
               (Name)                (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

         [ X ] Yes [ ] No

         If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant will report a net loss for its fiscal year ended December 31, 2003 totaling $1,775,000 or more, depending on the outcome of the final analysis of an appropriate provision for the impairment of its assets. For the prior year, Aquis reported net income of $18,728,000 which included the effect of an extraordinary item for the gain on its troubled debt restructuring in the amount of $22,071,000.

Aquis will also report revenues of $11,631,000 for the year ended December 31, 2003 compared to revenues of $13,872,000 for the prior year, primarily the result of a weak paging market, continued subscriber churn and declining pricing.

                        AQUIS COMMUNICATIONS GROUP, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 30, 2004                           By:/s/ D. Brian Plunkett
        ---------------                             ---------------------
                                                 Name: D. Brian Plunkett
                                                 Title: Chief Financial Officer